MEMORANDUM OF UNDERSTANDING

This MEMORANDUM OF UNDERSTANDING is hereby made and entered into on April 13, 2010,

BETWEEN

MachLink Inc., a company incorporated in Barbados, with an office address at 321 Port St.Charles, St. Peters, Barbados

hereinafter referred to as (MLI)

AND

IGEN Networks Corp., a company incorporated in the State of Nevada, with offices at, 534 Cambie Street, Suite 6, Vancouver, BC, Canada, V613 2N7, 8430 West Lake Mead Boulevard, Suite 100, Las Vegas, Nevada, USA, 89128

hereinafter referred to as (IGEN).

Collectively, the Parties.

WHEREAS:

A: MLI is a company which distributes, licenses and supports telecommunications services providers on a global basis Ultra High Frequency (UHF) spectrum domiciled wireless broadband systems.

The MLI approach uses near line-of-sight radio in the UHF band to deliver wideband signals from communications towers to customers within a ten thousand square kilometre "footprint." Compared with the current solution using DOCSIS-family solutions (Data Over Cable Service Interface Specifications) The solution has significant advantages including: remote network management capable of delivering up to 20Mb/s internet service, full dublex high definition/high fidelity voice services to a given customer; and

B: IGEN is an OTCBB fully reporting company capital venture company with its primary focus being on the acquisition and development of innovative technologies which have application for licensing and distribution on a global basis; and

THEREFORE. the Parties hereby enter into this Memorandum of Understanding as set forth herein:



1. PURPOSE:

The purpose of this MOU is to continue to develop and expand a framework of cooperation between MLI and IGEN to implement a mutually beneficial program, whereby IGEN wishes to acquire the global rights other than the areas designated to Macklink who have already established a market in certain global areas to market and distribute the wireless broadband systems, to deliver wideband signals using near line-of-sight radio in the UHF band, from MLI.

2. STATEMENT OF MUTUAL BENEFIT AND INTERESTS:

IGEN's benefits include financing and services for an active involvement and implementation with MLI to purchase equipment necessary in the planning, implementation and maintenance of the licences necessary in expanding the rural build out of the technology as the operators holding a global licence to finance and build license approved areas of coverage. IGEN will finance and implement the MLI model that will focus on enhancing the economic future through its branded market strategy, research and development with the engineers, field personnel and the ongoing market implementation of the MLI technologies and products.

3. IGEN SHALL:

a) Work with MLI to identify opportunities for the global sales of the systems and jointly pursue other such acquisitions with MLI as the exclusive and worldwide distribution with a financial plan and remuneration plan for **IGEN.** .

b) Provide to the MLI the appropriate documentation pertaining to establishing an investment in the company.

c) Establish a working trust to share all confidential material as it pertains to the common development of MLI.

d) Set out the timelines for the investments required for the full licensing and or distribution agreement that will be put forward to MLI by IGEN.

4. MLI SHALL:

Use commercially reasonable efforts to ensure the company and systems are maintained in good standing and has all the related material available to accomplish the required marketing and sales. MLI shall use commercially reasonable efforts to:



a) provide marketing collateral for the benefit of IGEN

5.   In consideration for the granting of the global exclusive distribution rights, IGEN agrees to issue 2,000,000 of its restricted common shares to MLI. The issued shares shall be held in trust and will

be released to MLI with restrictions removed upon the signing of the long-form definitive agreement.

6. The Parties will use commercially reasonable efforts to enter into a long-form licensing agreement to formalize the terms and conditions of the business relationship within 30 days of executing this Memorandum of Understanding.

7. **IT IS MUTUALLY UNDERSTOOD AND AGREED BY AND BETWEEN THE PARTIES THAT:**

    a. INTERNATIONAL CHAMBER OF COMMERCE (ICC). Any information furnished or discussed relating to this matter will be confidential.

    b. MODIFICATION. Modifications within the scope of the instrument shall be made by Mutual consent of the parties, by the issuance of a written notification, modifications signed and dated by all parties, prior to any changes being performed.

    c. PARTICIPATION IN SIMILAR ACTIVITIES. This instrument in no way restricts MLI or the IGEN from participating in similar activities with other public or private agencies, organizations, and individuals.

    d. TERMINATION. Any of the parties, in writing for any reason, may terminate the existing instrument in whole, or in part, as will be further determined in the license agreement.

    e. PRINCIPAL CONTACTS. The principal contacts for this instrument are:

Machlink Inc.	**IGEN Networks Corp.**
Daryl Burge	Michael Grudman
Phone: 647 203-9919	Phone: 778-786-2922

This is a memorandum of understanding only and is not intended to create any legal obligations between us; it will set out the basis understandings reached between us to date. Of course, the actual documentation may well be the subject of further negotiation and contain matters not touched upon by the memorandum of understanding as we mutually pursue in good faith the completion of the transaction we both desire.

Machlink Inc.



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CEO and Director (Lyle Ewanchuk)